ARNALL GOLDEN GREGORY LLP
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                                                      Direct phone: 404.873.8706
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                                                      E-mail: Robert.Dow@agg.com
                                                                     www.agg.com

                                 March 31, 2005

VIA EDGAR

Ms. Cicely D. Luckey
Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0305

         RE:      COLOR IMAGING, INC.
                  FORM 10-K FOR YEAR ENDED DECEMBER 31, 2004
                  FILE NO. 00-18450

Dear Mr. Mancuso:

     On behalf of our client, Color Imaging, Inc. ("Color Imaging"), we transmit Color Imaging's response to the Staff's letter of comment dated March 28, 2005. For your convenience, the comments contained in that letter are reprinted below in italics. We have enclosed a draft of revised Item 9A and the risk factor, marked to show changes to respond to your comments.

     Color Imaging's responses are as follows:

Item 9 A.  Controls and Procedures, Page 53
-------------------------------------------

1. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to
     Section II.F.4 of management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

     RESPONSE:

     We have added language to state clearly that we are giving assurance at the "reasonable assurance" level.


2. You also state that "Further, the design of control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control system, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdown can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the

Ms. Cicely D. Luckey
March 31, 2005
Page 2


     likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions." Pursuant to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certifications of Disclosure in
     Exchange Act Periodic Reports, SEC Release No. 33-8238, if management decides to include a discussion of reasonable assurance, the discussion must be presented in a manner that does not make the disclosure in the report confusing. Your statements regarding "no assurance" appear to contradict your discussion of reasonable assurance. Please explain or revise accordingly.

     RESPONSE:

     We have revised the disclosure to remove the "no assurance" phrase throughout.


3. We note your disclosure that your management "concluded that our disclosure controls and procedures were effective in timely alerting them to material information relating to Color Imaging required to be included in our periodic SEC filings." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and procedures. Please also revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in these reports is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-5(e).

     RESPONSE:

     We have added the language you suggested in your comment.


4. We note your statement that "Although we concluded that our disclosures controls and procedures were effective at the end of fiscal 2004 and in each interim period of fiscal 2004, we recognized that further improvements could be made with regard to purchasing and receiving. During 2004 the improvements made to our internal controls included: the updating of our policies for disclosure controls and financial reporting and the commencement of the updating of the procedures and tests to be implemented during 2005 in compliance with SOX 404." Please provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.

     RESPONSE:

     We have added disclosure to indicate that the disclosure controls were effective even prior to these changes. The disclosure indicates that the changes are enhancements but did not materially change internal control.


5. In consideration of the above comments, please revise your discussion of your controls in the Risk Factors section on page 15 and 16 of your filing.

     We have revised the risk factor to remove all use of the "no assurance" language. We also disclose that although controls were effective, there is a risk related to the lack of completion of the SOX 404 process.

Ms. Cicely D. Luckey
March 31, 2005
Page 2

     In addition, the Company has authorized me to acknowledge on its behalf, that the Company is responsible for the adequacy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United states.

     If you agree that these changes are responsive to your comments, we will amend the Form 10-K to reflect the changes. Please contact us to give us your feedback. If you have any questions, please do not hesitate to contact me at
(404) 873-8706 or T. Clark Fitzgerald III at (404) 873-8622.

                                       Very truly yours,

                                       ARNALL GOLDEN GREGORY LLP


                                       /s/ Robert F. Dow
                                       Robert F. Dow


cc:     Thomas Flinn
        Morris E. Van Asperen, Chief Financial Officer
        T. Clark Fitzgerald III, Esq.

     Note: This Amendment No. 1 on Form 10-K/A is filed for the purpose of clarifying the disclosure contained at Item 9A of the Annual Report for the year ending December 31, 2004, concerning the conclusions of the Company's Chief Executive Officer and its Chief Financial Officer that the Company's disclosure control and procedures are effective at the reasonable assurance level as more particularly described below in this Amendment No. 1.



ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed on our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.


The Company's management does not expect that its disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, an evaluation of controls may not detect all control issues and instances of fraud, if any, within the Company. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdown can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events. The design may not succeed in achieving its stated goals under all potential future conditions. The Company has, however, designed its disclosure controls and procedures to provide, and believes that such controls and procedures do provide, reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The disclosure in this paragraph about inherent limitations of control systems does not modify the conclusions set forth in the next paragraph of the Company's Chief Executive Officer and its Chief Financial Officer concerning the effectiveness of the Company's disclosure controls and procedures.

As of the end of the period covered by this report, December 31, 2004, , we carried out an evaluation, under the supervision and with the participation of Color Imaging's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Color Imaging's disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed on our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

CHANGES IN DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Although we concluded that our disclosures controls and procedures were effective at the end of fiscal 2004 and in each interim period of fiscal 2004, we recognized that further improvements could be made with regard to purchasing and receiving. During 2004 the improvements made to our internal control over financial reporting included: the updating of our policies for disclosure controls and financial reporting and the commencement of the updating of the procedures and tests to be implemented during 2005 in compliance with SOX 404. While management believes that these improvements were important to enhance the Company's ability to comply with its disclosure obligations, management concluded that the Company's system of disclosure controls and procedures was effective at the reasonable assurance level both prior to and after the changes. The Company is not aware of any significant deficiencies or material weaknesses in its internal control during 2004. The Company did not make any material changes in its internal control over financial reporting during the fourth quarter of 2004.

DUE TO INHERENT LIMITATIONS, OUR SYSTEM OF DISCLOSURE AND INTERNAL CONTROLS AND PROCEDURES MAY NOT BE SUCCESSFUL IN PREVENTING ALL ERRORS OR FRAUD, OR IN MAKING ALL MATERIAL INFORMATION KNOWN IN A TIMELY MANNER TO THE APPROPRIATE MANAGEMENT.

Though we have concluded with reasonable assurance that our books, records and accounts are kept in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, receipts and expenditures and access to assets is permitted in accordance with authorizations of management and directors of the Company, we do not have internal auditors and we depend on a small staff with which it is sometimes difficult to segregate certain duties or to document our practices in policies and procedures. Further, notwithstanding management's conclusions, the effectiveness of a system of disclosure and internal controls and procedures is subject to certain inherent limitations, including cost and staffing limitations, judgments used in decision making, assumptions regarding the likelihood of future events, soundness of internal controls and fraud. Due to such inherent limitations, the Company's system of disclosure or internal controls and procedures may not be successful in preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate management. In addition, we have not completed our policy and procedure documentation and testing of internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.